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                                                                    Exhibit 20.1

                                NOTICE OF MERGER
                                       OF

                            AVIARY ACQUISITION CORP.

                          A WHOLLY OWNED SUBSIDIARY OF

                               EMULEX CORPORATION

                                  WITH AND INTO

                                VIXEL CORPORATION

To the Former Holders of Common Stock of Vixel Corporation:

         NOTICE IS HEREBY GIVEN pursuant to Sections 253(d) and 262(d)(2) of the General Corporation Law of the State of Delaware that the merger (the "Merger") of Aviary Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Emulex Corporation, a Delaware corporation ("Emulex"), with and into Vixel Corporation, a Delaware corporation ("Vixel"), pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of October 8, 2003, by and among Emulex, the Purchaser and Vixel became effective upon the filing of the Certificate of Ownership and Merger with the Delaware Secretary of State on November 17, 2003 (the "Effective Time"). Immediately prior to the Effective Time, the Purchaser owned more than 90% of the outstanding shares of common stock, par value $0.0015 per share, including the associated preferred stock purchase or other rights issued pursuant to the Rights Agreement, dated as of November 15, 2000, between Vixel and Computershare Trust Company, Inc. (together, the "Shares"), of Vixel and all of the outstanding shares of Series B convertible preferred stock, par value $.001 per share, of Vixel. Accordingly, under applicable Delaware law, no action was required by the stockholders of Vixel (other than the Purchaser) for the Merger to become effective.

         Pursuant to the terms of the Merger, each issued and outstanding Share (other than Shares held by the Purchaser, Emulex, Vixel, or any other wholly owned subsidiary of Emulex, and Shares held by stockholders, if any, who properly exercise their dissenters' rights, as described in the attached Information Statement) held immediately prior to the Effective Time now represents only the right to receive $10.00 per Share, net to the holder in cash, subject to applicable withholding, without interest. As a result of the Merger, the separate corporate existence of the Purchaser has terminated, and Vixel has become a wholly owned subsidiary of Emulex.

         TO OBTAIN PAYMENT FOR YOUR SHARES, EACH CERTIFICATE REPRESENTING SUCH SHARES, TOGETHER WITH THE ENCLOSED LETTER OF TRANSMITTAL AND ANY OTHER DOCUMENTS REQUIRED BY THE LETTER OF TRANSMITTAL, MUST BE MAILED OR DELIVERED BY HAND OR OVERNIGHT COURIER TO THE PAYING AGENT, COMPUTERSHARE TRUST COMPANY OF NEW YORK, AT ONE OF THE ADDRESSES SET FORTH IN THE ENCLOSED LETTER OF TRANSMITTAL.

         Former stockholders of Vixel who do not wish to accept the $10.00 per Share cash payment pursuant to the Merger have the right under Delaware law to dissent from the Merger and to seek an appraisal of and be paid the fair cash value of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger. See "Rights of Dissenting Stockholders" in the attached Information Statement.

         Additional copies of this Notice of Merger, the Information Statement and the Letter of Transmittal can be obtained from the Paying Agent at the address set forth in the Letter of Transmittal.

                                                EMULEX CORPORATION

Dated: November 21, 2003